SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 15)

TRW INC.
(Name of Subject Company)

TRW INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.625 Per Share
Cumulative Serial Preference Stock II, $4.40 Convertible Series 1
Cumulative Serial Preference Stock II, $4.50 Convertible Series 3

(Title of Class of Securities)

872649108
872649504
872649603
(CUSIP Number of Class of Securities)

William B. Lawrence
Executive Vice President, General Counsel and Secretary
TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124
(216) 291-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Peter Allan Atkins
Eric L. Cochran
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
ITEM 9. EXHIBITS.
SIGNATURE
EX-(e)(2) Ret. & Sev. Agrmnt with H. Knicely
EX-(e)(3) Ret. & Sev. Agrmnt with W. Lawrence
EX-(e)(4) Ret. & Sev. Agrmnt with G. Roman
EX-(e)(5) Ret. & Sev. Agrmnt with R. Swan
EX-(e)(6) Ret. & Sev. Agrmnt with D. Winter
EX-(e)(7) Ret. & Sev. Agrmnt with T. Hannemann

     This Amendment No. 15 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by TRW Inc. on March 13, 2002 and amended on March 25, 2002, April 2, 2002, April 3, 2002, April 4, 2002, April 10, 2002, April 11, 2002, April 15, 2002, April 17, 2002, April 19, 2002, April 24, 2002, May 1, 2002, May 3, 2002, May 6, 2002 and May 7, 2002. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13 and Amendment No. 14 thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9 and the amendments thereto.

ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3(a) is hereby amended by adding the following at the end of the section thereof captioned “Director Compensation”:

The Company has funded the trust for this plan in an amount sufficient to satisfy the total current liability under the plan to the current and former Directors that are participants in the plan.

Item 3(a) is hereby further amended by adding the following at the end thereof:

Retention and Severance Agreements

The Company has entered into retention and severance agreements with its executive officers, other than Mr. Bush, Mr. Lunn and Mr. Plant, as a result of TRW’s plan to spin-off the automotive business. The agreements with each such officer provides that the officer will be paid a retention bonus of eighteen months of base salary plus incentive bonus at the target level of 60% of base salary, if the officer remains in active status through the earlier of the elimination of the officer’s position; three months after the distribution date for the spin-off of the automotive business; and April 17, 2003; provided, however, that TRW reserves the right to extend this April 17 date for an additional three months if the spin-off has just been completed or is still in process as of April 17, 2003 (the “Effective Date”). The agreements provide that the officer will be paid the retention bonus if his employment is terminated, other than for cause, before the Effective Date.

The agreements also provide for severance payments if the officer’s employment is terminated by the Company without cause or if a constructive termination of employment occurs and, in either case, the officer has not accepted or continued employment within TRW or the spun-off automotive business. If the officer qualifies for severance payments, the Company will generally continue the employment relationship from the date the officer ceases to provide active service to the Company until the earliest of: eighteen months following that date, the date the officer begins full-time employment outside the Company, the date the officer elects to retire from the Company (in the case of retirement-eligible officers), and the officer’s death (the “Termination Date”). The agreement with Mr. Roman provides that if his termination occurs more than twelve months after he is eligible to receive the retention bonus, he will receive severance in accordance with the terms of his preexisting employment arrangement with the Company, described above. The Company will continue to pay the officer’s salary and incentive bonus payments at target level through the Termination Date. If the officer begins full-time employment outside of the Company, retires or dies before the end of the eighteen-month severance period, all such compensation that would otherwise be paid over time will be accelerated and paid in a single lump sum within 30 days of the Termination Date. The officer’s outstanding stock options will continue to earn out until the Termination Date and restricted stock and restricted stock unit awards, where applicable, will continue to earn out until the date the officer ceases to provide active service. Outstanding grants under the Company’s strategic incentive program grant will terminate on the date the officer ceases to provide active service. However, if the officer’s active service continues beyond June 30, 2002 and June 30, 2003, the officer shall be entitled to the payouts with respect to the strategic incentive program grants currently payable in February 2003 and February 2004, in each case prorated based on the number of months of active service during each such performance period. The officer would also generally receive benefits through the Termination Date. The benefits payable to retirement eligible officers under the Company’s pension plan and non-qualified pension plans will be based on service through the earliest of the completion of the 18-month severance period, the officer’s retirement, or the officer’s death.

If a change in control, as defined in the officer’s employment continuation agreement, occurs within twelve months of the Effective Date, the amounts payable under the officer’s employment continuation agreement will be offset and reduced by the retention and severance payments received under the retention and severance agreement.

Each of the agreements also contain covenants on the part of the officer with respect to confidentiality, cooperation and the release of claims.

ITEM 9. EXHIBITS.

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.

(e)(2) Retention and Severance Agreement between the Company and Howard V. Knicely

(e)(3) Retention and Severance Agreement between the Company and William B. Lawrence

(e)(4) Retention and Severance Agreement between the Company and George C. Roman

(e)(5) Retention and Severance Agreement between the Company and Robert H. Swan

(e)(6) Retention and Severance Agreement between the Company and Donald C. Winter

(e)(7) Retention and Severance Agreement between the Company and Timothy W. Hannemann

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRW INC.

		By:	/s/ William B. Lawrence William B. Lawrence Executive Vice President, General Counsel and Secretary

Dated:	May 31, 2002